Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: CARIFIRENZE

Torino, Milano, 16th April 2007 – With reference to recent press news regarding the hypothesis of acquisition of control of Carifirenze, it is hereby communicated that Intesa Sanpaolo has made a non-binding wholly preliminary proposal to the legal advisor of Ente Cassa di Risparmio di Firenze. Any development will be duly disclosed to the market.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

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